SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INmune Bio Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45782T105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45782T105		SCHEDULE 13G

1.	Names of Reporting Persons Xencor, Inc. 20-1622502

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,690,000(1)

	7.	Sole Dispositive Power 1,690,000(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,690,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.5%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)	Consists of 1,585,000 shares of the Issuer’s Common Stock held by Xencor, Inc. (“Xencor”) and 105,000 shares issuable within 60 days of December 31, 2020 upon exercise of a Stock Option to purchase 108,000 shares of the Issuer’s Common Stock held by Xencor, which shares vest over 36 months beginning April 3, 2018. Pursuant to a license agreement, dated October 3, 2017, by and between the Issuer and Xencor, Xencor has an option to purchase up to an additional number of shares of the common stock of the Issuer that shall equal 10% of the fully diluted shares of Issuer at an aggregate price of $10.0 million (the “License Option”). The number of shares reported herein does not include the License Option. David Edmund Szymkowski is vice president of cellular biology at Xencor, and therefore shares voting power over the shares held by Xencor.
(2)	This percentage is calculated based upon 13,447,948 shares of the Issuer’s Common Stock outstanding as of November 5, 2020, as set forth in the Issuer’s Form 10-Q for the third quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020, and assuming the exercise of 105,000 shares of the Issuer’s Common Stock pursuant to Xencor’s Stock Option, for an aggregate of 13,552,948 shares of the Issuer’s Common Stock outstanding.

CUSIP No. 45782T105		SCHEDULE 13G

1.	Names of Reporting Persons David Edmund Szymkowski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,000(1)

	6.	Shared Voting Power 1,690,000(2)

	7.	Sole Dispositive Power 1,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,000(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 12.5%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 1,000 shares held directly by David Edmund Szymkowski.
(2)	Consists of 1,585,000 shares of the Issuer’s Common Stock held by Xencor, Inc. (“Xencor”) and 105,000 shares issuable within 60 days of December 31, 2020 upon exercise of a Stock Option to purchase 108,000 shares of the Issuer’s Common Stock held by Xencor, which shares vest over 36 months beginning April 3, 2018. Pursuant to a license agreement, dated October 3, 2017, by and between the Issuer and Xencor, Xencor has an option to purchase up to an additional number of shares of the common stock of Issuer that shall equal 10% of the fully diluted shares of the Issuer at an aggregate price of $10.0 million (the “License Option”). The number of shares reported herein does not include the License Option. David Edmund Szymkowski is vice president of cellular biology at Xencor, and therefore shares voting power over the shares held by Xencor.
(3)	This percentage is calculated based upon 13,447,948 shares of the Issuer’s Common Stock outstanding as of November 5, 2020, as set forth in the Issuer’s Form 10-Q for the third quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020, and assuming the exercise of 105,000 shares of the Issuer’s Common Stock pursuant to Xencor’s Stock Option, for an aggregate of 13,552,948 shares of the Issuer’s Common Stock outstanding.

Item 1(a).	Name of Issuer: INmune Bio Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1200 Prospect Street, Suite 525 La Jolla, California 92037
Item 2(a).	Name of Person Filing: Xencor, Inc. David Edmund Szymkowski
Item 2(b).	Address of Principal Business Office or, if none, Residence: 111 West Lemon Avenue Monrovia, California 91016
Item 2(c).	Citizenship: Xencor, Inc. - Delaware David Edmund Szymkowski - United States of America
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e).	CUSIP No.: 45782T105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount beneficially owned: Xencor, Inc.: 1,690,000 shares(1) David Edmund Szymkowski: 1,691,000 shares(2)
	(b)	Percent of class: 12.5% (3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Xencor, Inc.: 0 shares David Edmund Szymkowski: 1,000 shares
		(ii)	Shared power to vote or to direct the vote: Xencor, Inc.: 1,690,000 shares (1) David Edmund Szymkowski: 1,690,000 shares (1)
		(iii)	Sole power to dispose or to direct the disposition of: Xencor, Inc.: 1,690,000 shares(1) David Edmund Szymkowski: 1,000 shares
		(iv)	Shared power to dispose or to direct the disposition of: Xencor, Inc.: 0 shares David Edmund Szymkowski: 0 shares

(1)	Consists of 1,585,000 shares of the Issuer’s Common Stock held by Xencor, Inc. (“Xencor”) and 105,000 shares issuable within 60 days of December 31, 2020 upon exercise of a Stock Option to purchase 108,000 shares of the Issuer’s Common Stock held by Xencor, which shares vest over 36 months beginning April 3, 2018. Pursuant to a license agreement, dated October 3, 2017, by and between the Issuer and Xencor, Xencor has an option to purchase up to an additional number of shares of common stock of the Issuer that shall equal 10% of the fully diluted shares of the Issuer at an aggregate price of $10.0 million (the “License Option”). The number of shares reported herein does not include the License Option.
(2)	Consists of 1,000 shares held directly by David Edmund Szymkowski, 1,585,000 shares of the Issuer’s Common Stock held by Xencor, Inc. (“Xencor”) and 105,000 shares issuable within 60 days of December 31, 2020 upon exercise of a Stock Option to purchase 108,000 shares of the Issuer’s Common Stock held by Xencor, which shares vest over 36 months beginning April 3, 2018. Pursuant to a license agreement, dated October 3, 2017, by and between the Issuer and Xencor, Xencor has an option to purchase up to an additional number of shares of common stock of the Issuer that shall equal 10% of the fully diluted shares of the Issuer at an aggregate price of $10.0 million (the “License Option”). The number of shares reported herein does not include the License Option. David Edmund Szymkowski is vice president of cellular biology at Xencor, and therefore shares voting power over the shares held by Xencor.
(3)	This percentage is calculated based upon 13,447,948 shares of the Issuer’s Common Stock outstanding as of November 5, 2020, as set forth in the Issuer’s Form 10-Q for the third quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 5, 2020, and assuming the exercise of 105,000 shares of the Issuer’s Common Stock pursuant to Xencor’s Stock Option, for an aggregate of 13,552,948 shares of the Issuer’s Common Stock outstanding.

Item 5.Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.Identification and Classification of Members of the Group

Not applicable

Item 9.Notice of Dissolution of Group

Not applicable

Item 10.Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2021

XENCOR, INC.

By:	/s/ John J. Kuch
John J. Kuch,
Senior Vice President and Chief Financial Officer

/s/ David Edmund Szymkowski
David Edmund Szymkowski

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit No.	Description

99.1

Joint Filing Agreement, dated February 11, 2020 by and between Xencor, Inc. and David Edmund Szymkowski (incorporated by reference to Exhibit A to that certain Schedule 13G filed on February 14, 2020 by the Reporting Persons with the Securities and Exchange Commission).